Filed Pursuant to Rule 424(b)(3)
Registration No. 333-283571

JLL INCOME PROPERTY TRUST, INC.
SUPPLEMENT NO. 1 DATED JULY 3, 2025
TO THE PROSPECTUS DATED JUNE 6, 2025

This supplement No. 1 is part of the prospectus of JLL Income Property Trust, Inc. and should be read in conjunction with the prospectus. Terms used in this supplement No. 1 and not otherwise defined herein have the same meanings as set forth in our prospectus and any supplements thereto. The purpose of this supplement is to disclose:
•the components of NAV as of June 30, 2025;
•the status of our offering;
•update to the "Directors and Executive Officers" section of the prospectus;
•the status of our share repurchase plan; and
•the recent share pricing information.

Components of NAV
The following table provides a breakdown of the major components of our NAV as of June 30, 2025:

	June 30, 2025
Component of NAV	Class A Shares	Class M Shares	Class A-I Shares	Class M-I Shares	Class D Shares	Total
Real estate investments (1)	$1,502,017,000	$355,768,000	$46,547,000	$1,786,598,000	$197,110,000	$3,888,040,000
Debt	(561,467,000)	(132,989,000)	(17,400,000)	(667,846,000)	(73,681,000)	(1,453,383,000)
Other assets and liabilities, net	22,143,000	5,245,000	687,000	26,339,000	2,905,000	57,319,000
Estimated enterprise value premium	None assumed	None assumed	None assumed	None assumed	None assumed	None assumed
NAV	$962,693,000	$228,024,000	$29,834,000	$1,145,091,000	$126,334,000	$2,491,976,000
Number of outstanding shares	84,804,910	20,059,585	2,620,819	100,786,372	11,133,373
NAV per share	$11.35	$11.37	$11.38	$11.36	$11.35
(1)    The value of our real estate investments was less than the historical cost by approximately 0.4% as of June 30, 2025.
The following are key assumptions (shown on a weighted-average basis) that are used in the discounted cash flow models to estimate the value of our real estate investments as of June 30, 2025:

	Healthcare	Industrial	Office	Residential	Retail	Other (1)	Total Company
Exit capitalization rate	5.8%	5.6%	6.9%	5.3%	6.0%	6.5%	5.6%
Discount rate/internal rate of return (IRR)	7.3	7.4	8.6	7.0	7.5	8.3	7.3
Annual market rent growth rate	3.0	3.1	2.6	3.1	3.0	3.0	3.0
Holding period (years)	10.0	10.0	10.0	10.0	10.0	18.0	10.1
(1)    Other includes Chicago and South Beach parking garages. South Beach Parking Garage is subject to a ground lease and the appraisal incorporates discounted cash flows over its remaining lease term and therefore does not utilize an exit capitalization rate.

While we believe our assumptions are reasonable, a change in these assumptions would impact the calculation of the value of our real estate investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following impacts on our real estate investment value as of June 30, 2025:

Input
Discount Rate - weighted average	0.25% increase	(1.9)%
Exit Capitalization Rate - weighted average	0.25% increase	(2.7)%
Annual market rent growth rate - weighted average	0.25% decrease	(1.7)%
The fair value of our mortgage notes and other debt payable was estimated to be approximately $77,737,000 lower than the carrying values at June 30, 2025. The NAV per share would have increased by $0.27 at June 30, 2025 if the Company were to have included the fair value of its mortgage notes and other debt payable in its methodology to determine NAV.
Status of the Offering
On June 6, 2025, our Third Extended Public Offering was terminated and we commenced our Fourth Extended Public Offering of up to $1,500,000,000, in shares of which $1,200,000,000 in shares can be issued pursuant to our primary offering and $300,000,000 in shares can be issued pursuant to our distribution reinvestment plan.
As of June 30, 2025, we have received aggregate gross proceeds of approximately $3,516,000 including $1,014,000 from the sale of 88,950 Class A shares, $74,000 from the sale of 6,491 Class M shares, $0 from the sale of 0 Class A-I shares, and $2,428,000 from the sale of 211,863 Class M-I shares pursuant to our primary offering. There were $1,196,484,000 in shares of our common stock in our primary offering available for sale. As of June 30, 2025, we have received approximately $19,073,000 pursuant to our distribution reinvestment plan, including $7,547,000 from the sale of 666,654 Class A shares, $2,022,000 from the sale of 178,442 Class M shares, $253,000 from the sale of 22,296 Class A-I shares, and $9,251,000 from the sale of 816,540 Class M-I shares. There were $280,927,000 in shares of our common stock available for sale pursuant to our distribution reinvestment plan.
We are structured as an institutionally managed, daily valued perpetual-life REIT. This means that, subject to regulatory approval of our filing for additional offerings, we plan to sell shares of our common stock on a continuous basis and for an indefinite period of time. We will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of our shares of common stock. There can be no assurance, however, that we will not need to suspend our continuous offering. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time and to extend our offering term to the extent permissible under applicable law.
Since the beginning of 2012, we raised a total of approximately $6,549,711,000 through our ongoing public and various private offerings, as well as our distribution reinvestment plan. We raised a total of approximately $145,267,000 during the quarter ending June 30, 2025.  As of June 30, 2025, our total Company NAV across all share classes was approximately $2,491,976,000.

Directors and Executive Officers
On June 26, 2025, R. Martel Day tendered his resignation from his position as a member of the Board of Directors of the Company effective June 26, 2025 and the Board of Directors accepted his resignation. As a result, all references to Mr. Day are deleted.

On June 26, 2025, the Board of Directors elected Mark A. Denien to the Board of Directors to serve as a director and to fill the vacancy created by Mr. Day's resignation, effective June 26, 2025.

The following disclosure is added to the "Directors and Executive Officers" table on page 101 of the Prospectus:

Name	Age	Position
Mark A. Denien	58	Director

The following disclosure is added to the "Directors and Executive Officers" section of the prospectus on page 102:

Mark A. Denien has over 30 years of financial experience in the real estate industry, having served multiple executive roles from 2005 to October 2022 at Duke Realty Corporation (“Duke Realty”), a publicly traded REIT in the S&P 500, prior to its recent merger with Prologis, Inc. (“Prologis”) in 2022. Mr. Denien most recently served as Executive Vice President, Chief Financial Officer of Duke Realty, a role he held since 2013. As Chief Financial Officer, Mr. Denien oversaw all financial functions for the company, including capital markets, accounting, taxation, investor relations, treasury, and information technology. Mr. Denien is also a Certified Public Accountant, and prior to joining Duke Realty, he was an audit and advisory partner for KPMG, LLP (“KPMG”), focused on the real estate and construction industries. He began his career with KPMG in 1989. Mr. Denien has been a Trustee of Acadia Realty Trust since October 2022 and is the Chair of the Audit Committee and a member of the Compensation Committee. Mr. Denien has been a member of the Board of Directors of Sun Communities, Inc. since May 2025 and is a member of the Audit Committee. Mr. Denien is currently a member of the Board of Directors of Goodwill Industries of Central and Southern Indiana. He is also an Advisory Board Member of the Indiana University Center for Real Estate Studies and a member of the investment committee for the University’s real estate private equity fund. In addition, Mr. Denien is a real estate and finance guest lecturer at Indiana University.

The following disclosure is added to the "Directors and Executive Officers" section of the prospectus on page 105:

•Mark A. Denien has extensive real estate investment, capital markets, REIT and accounting experience.

Mr. Day's biography on page 102 of the prospectus is deleted.

Share Repurchase Plan Status
During the quarter ended June 30, 2025, we redeemed 8,919,265 shares for a total of approximately $102,001,000 pursuant to our share repurchase plan. We honored 100% of all redemption requests received. Shares are not eligible for repurchase for the first year after purchase except upon death or disability of the stockholder. Shares issued pursuant to our distribution reinvestment plan are not subject to the one-year holding period. Eligible share repurchases during the period from July 1, 2025 through September 30, 2025 are limited to approximately $124,599,000 which is 5% of the NAV of all classes of shares as of the last business day of the previous calendar quarter.

Recent Share Pricing Information
Below is the daily NAV per share, as determined in accordance with our valuation guidelines, for each business day from June 1 to June 30, 2025, for each of our classes of common stock:

Date	NAV per Share
	Class A	Class M	Class A-I	Class M-I	Class D (1)
June 2, 2025	$11.45	$11.48	$11.49	$11.48	$11.46
June 3, 2025	$11.45	$11.48	$11.49	$11.48	$11.46
June 4, 2025	$11.45	$11.48	$11.49	$11.48	$11.46
June 5, 2025	$11.45	$11.48	$11.49	$11.48	$11.46
June 6, 2025	$11.45	$11.48	$11.49	$11.48	$11.46
June 9, 2025	$11.45	$11.48	$11.50	$11.48	$11.47
June 10, 2025	$11.45	$11.48	$11.50	$11.48	$11.47
June 11, 2025	$11.46	$11.49	$11.50	$11.49	$11.47
June 12, 2025	$11.46	$11.49	$11.50	$11.49	$11.47
June 13, 2025	$11.45	$11.48	$11.50	$11.48	$11.47
June 16, 2025	$11.45	$11.48	$11.49	$11.48	$11.46
June 17, 2025	$11.44	$11.47	$11.48	$11.47	$11.46
June 18, 2025	$11.44	$11.47	$11.48	$11.47	$11.46
June 20, 2025	$11.44	$11.47	$11.48	$11.47	$11.45
June 23, 2025	$11.44	$11.39	$11.49	$11.47	$11.46
June 24, 2025	$11.44	$11.39	$11.49	$11.47	$11.46
June 25, 2025 (2)	$11.32	$11.24	$11.35	$11.33	$11.31
June 26, 2025	$11.33	$11.26	$11.36	$11.34	$11.32
July 27, 2025	$11.35	$11.28	$11.38	$11.36	$11.35
June 30, 2025	$11.35	$11.37	$11.38	$11.36	$11.35
(1)     Shares of Class D common stock are currently being offered pursuant to a private placement offering.
(2)     On, May 6, 2025, our board of directors approved a gross dividend for the second quarter of 2025 of $0.1575 per share to stockholders of record as of June 24, 2025. The decrease in share price on June 25, 2025 reflects the accrual of this cash distribution.

Purchases and repurchases of shares of our common stock will be made based on the appropriate day’s applicable per share NAV. On each business day, our NAV per share for each public offered share class, is posted on our website, www.JLLIPT.com, and made available on our toll-free, automated telephone line, (855) 652-0277.